THE LAW OFFICES OF

THOMAS C. COOK

ATTORNEY AND COUNSELOR AT LAW

10470 W. CHEYENNE BLVD., SUITE 115, PMB303

LAS VEGAS, NEVADA 89129

(702) 524-9151

tccesq@aol.com

July 9, 2024

Aliya Ishmukhamedova

US Securities and Exchange Commission

Washinton, D.C. 20549

Re:TV Channels Network, Inc.

Offering Statement on Form 1-A

Filed June 21, 2024

File No. 024-12435

Dear Ms. Ishmukhamedova:

We are in receipt of your letter dated July 5, 2024 regarding the Company’s Amendment No. 1 to its Offering Statement on Form 1-A. Below are your comments, and our responses to them:

Amendment No. 1 to Offering Statement on Form 1-A

Cover Page

1.We note your response to prior comment 1 and language added to the cover page.  Please make corresponding changes to Summary and the Subscription Agreement. Furthermore, revise your disclosure, including the subscription agreement, to describe the process for accepting/rejecting subscriptions including the reasons for accepting/rejecting subscriptions, and the mechanics of settlement including whether you are doing closings on each individual subscription or will bundle subscriptions together.

Answer:  We have edited the summary, the plan of distribution, and the subscription agreement to correspond to the changes made previously to the cover page regarding the termination of the offering. In addition, the cover page, the summary, the plan of distribution, and the subscription agreement have all been amended to include the factors used by the Company in determining whether to reject or accept a subscription. Finally, the cover page, the summary, the plan of distribution, and the subscription agreement have been edited to state that the investments will be closed on an individual basis.

Exhibits

2.We note your response to prior comment 7. Please file as an exhibit the amendment that you filed with the Nevada Secretary of State to correct the clerical error.

Answer: The correct Articles of Incorporation are being filed as an exhibit to this submission. The original copy of the Articles of Incorporation, referenced in the exhibit index and submitted with the Form 1-A on June 27, 2023, had a typographical error in “Section 8 Authorized Shares” that didn’t correctly display the number of shares authorized. The Company has had 800 million shares at $0.001 par value authorized since its original incorporation date of August 12, 2022. An Amendment to the Articles was not required and never filed because the Nevada Secretary of State has always maintained the corrected 800 million shares authorized since inception. You may also confirm the 800 million authorized shares by searching the Company’s name on the Nevada Secretary of State official website (https://www.nvsilverflume.gov/home).

3.Please revise the Subscription Agreement to include the signature of the correct entity, or tell us why it is not required.  In that regard, we note that the Subscription Agreement references Hightimes Holding Corp in the signature block.

Answer: The signature block has been revised to reference TV Channels Network, Inc. Thank you for pointing out the error.

Should you have any further questions or comments, please do not hesitate to contact me at (702) 524-9151.

Sincerely,

/s/ Thomas C. Cook

Thomas C. Cook, Esq.